SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PARLUX FRAGRANCES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of class of securities)

0000802356

(CUSIP Number)

Geoffrey Etherington, Esq.

Edwards Angell Palmer & Dodge LLP

750 Lexington Avenue

New York, NY 10022

(212) 912-2740

(Name, Address, and Telephone Number of person

authorized to receive notices and communications)

September 7, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 0000802356	Schedule 13D	Page 2 of 6

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization

United States citizen

Number of	7.	Sole Voting Power	1,662,629

Shares

Beneficially

Owned By	8.	Shared Voting Power	250,000

Each

Reporting

Person With	9.	Sole Dispositive Power	1,662,629

10.	Shared Dispositive Power	250,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,912,629

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13. Percent of Class Represented by Amount in Row (11)

10.5%

14. Type of Reporting Person

IN

CUSIP No. 0000802356	Schedule 13D	Page 3 of 6

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Lillian Ruth Nussdorf

2. Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization

United States citizen

Number of	7.	Sole Voting Power	0

Shares

Beneficially

Owned By	8.	Shared Voting Power	250,000

Each

Reporting

Person With	9.	Sole Dispositive Power	0

10.	Shared Dispositive Power	250,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

250,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13. Percent of Class Represented by Amount in Row (11)

1.38%

14. Type of Reporting Person

IN

CUSIP No. 0000802356	Schedule 13D	Page 4 of 6

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of Parlux Fragrances, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3725 S.W. 30th Avenue, Ft. Lauderdale , Florida 33312.

This Amendment relates to the Schedule 13D originally filed September 7, 2006 by Glenn H. Nussdorf and Lillian Ruth Nussdorf (collectively the “Nussdorfs” and the "Form 13D").

Item 3 of the Schedule 13D is being amended to indicate the aggregate purchase price paid by the Nussdorf’s for Common Stock of the Issuer.

Item 4 of the Schedule 13D is being supplemented to indicate that Mr. Nussdorf has sent a letter to the Board of Directors of the Issuer relating to the proposed sale of certain assets of the Issuer.

Item 5 of the Schedule 13D is being amended to reflect changes in Mr. Nussdorf’s beneficial ownership of the Issuer’s Common Stock since the filing of the Form 13D and as of the date hereof.

Item 7 of the Schedule 13D is being amended to incorporate a letter sent from Mr. Nussdorf to the Issuer’s Board of Directors on September 26, 2006, a copy of the letter is attached hereto as Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

The shares acquired by Mr. Nussdorf since the Form 13D was filed were acquired with personal funds for an aggregate purchase price of $1,263,217.19.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On September 26, 2006, Mr. Nussdorf sent a letter to the Board of Directors of the Issuer indicating his position that the proposed sale of the Issuer’s Perry Ellis license to Victory International (USA) LLC is (i) not in the best interests of the Issuer and (ii) is such a significant sale of assets that shareholder approval may be required.

CUSIP No. 0000802356	Schedule 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer

Item 5(c) is hereby supplemented as follows:

Since the filing of the Form 13D, Mr. Nussdorf effected the following transactions in Issuer's common stock:

Date	# of Shares	Price per share	Nature of Transaction

September 7, 2006	10,000	$5.95	Open market purchase
September 7, 2006	1,700	$6.12	Open market purchase
September 7, 2006	8,239	$6.13	Open market purchase
September 7, 2006	5,542	$6.14	Open market purchase
September 7, 2006	100	$6.145	Open market purchase
September 7, 2006	1,200	$6.15	Open market purchase
September 7, 2006	200	$6.20	Open market purchase
September 7, 2006	395	$6.24	Open market purchase
September 7, 2006	200	$6.25	Open market purchase
September 7, 2006	500	$6.26	Open market purchase
September 7, 2006	500	$6.27	Open market purchase
September 7, 2006	4,868	$6.28	Open market purchase
September 7, 2006	3,700	$6.29	Open market purchase
September 7, 2006	2,752	$6.30	Open market purchase
September 7, 2006	100	$6.32	Open market purchase
September 7, 2006	500	$6.33	Open market purchase
September 7, 2006	7,939	$6.34	Open market purchase
September 7, 2006	543	$6.35	Open market purchase
September 7, 2006	3,300	$6.37	Open market purchase
September 7, 2006	1,700	$6.38	Open market purchase
September 7, 2006	7,345	$6.39	Open market purchase
September 7, 2006	2,750	$6.40	Open market purchase
September 7, 2006	2,200	$6.41	Open market purchase
September 7, 2006	1,800	$6.42	Open market purchase
September 7, 2006	3,032	$6.43	Open market purchase
September 7, 2006	2,300	$6.44	Open market purchase
September 7, 2006	500	$6.45	Open market purchase
September 7, 2006	1,000	$6.46	Open market purchase
September 7, 2006	100	$6.48	Open market purchase
September 7, 2006	10,664	$6.49	Open market purchase
September 7, 2006	32	$6.28	Open market purchase
September 7, 2006	1,200	$6.45	Open market purchase
September 7, 2006	2,900	$6.46	Open market purchase
September 7, 2006	1,700	$6.48	Open market purchase
September 7, 2006	900	$6.47	Open market purchase
September 7, 2006	3,300	$6.23	Open market purchase
September 7, 2006	800	$6.24	Open market purchase
September 7, 2006	900	$6.25	Open market purchase
September 7, 2006	34,957	$6.35	Open market purchase
September 7, 2006	100	$6.36	Open market purchase
September 7, 2006	2,400	$6.33	Open market purchase
September 7, 2006	100	$6.32	Open market purchase
September 7, 2006	100	$6.34	Open market purchase
September 7, 2006	40,000	$6.35	Open market purchase
September 7, 2006	24,933	$6.30	Open market purchase
Total	200,000

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended as follows:

Exhibit 1. Letter from Glenn H. Nussdorf to the Issuer’s Board of Directors dated September 26, 2006.

CUSIP No. 0000802356	Schedule 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: September 26, 2006

s/ Alfred R. Paliani, attorney-in-fact
Glenn H. Nussdorf
By: Alfred R. Paliani, attorney-in-fact

s/ Lillian Ruth Nussdorf
Lillian Ruth Nussdorf